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[ LEARN2.COM LOGO ]


                             FILED BY LEARN2.COM, INC. PURSUANT TO
                             RULE 425 UNDER THE SECURITIES ACT OF 1933
                             AND DEEMED FILED PURSUANT TO
                             RULE 14a-12 OF THE SECURITIES
                             EXCHANGE ACT OF 1934.

                             Subject Company: Learn2.com, Inc.
                             Commission File No. 0-24936

                             FOR:     Learn2.com

                             KCSA:    Robert Giordano / Michael Cimini
                             CONTACT: (212) 896-1289 / (212) 896-1233
                                      rgiordano@kcsa.com / mcimini@kcsa.com
                                      --------------------------------------



                                                        FOR IMMEDIATE RELEASE
                                                        ---------------------

                       LEARN2.COM REPORTS ON SPECIAL MEETING


WHITE PLAINS, NY, SEPTEMBER 14, 2001 - LEARN2.COM (OTCBB: LTWO), a learning service provider, announced today that its Special Meeting of shareholders was convened and adjourned until Monday, September 17, 2001 at 3:00 p.m. Stephen P. Gott, President and Chief Executive Officer of Learn2, who chaired the meeting, announced that while more than 95% of the shares submitted had voted in favor of the merger of Learn2 with E-Stamp, not enough proxies had yet reached Learn2's stock transfer agent to achieve the required vote level. The proposal requires the affirmative vote of a majority of all outstanding shares of Learn2 common stock.

Mr. Gott further indicated that the three remaining propositions, which require only an affirmative vote of a majority of the shares represented at the meeting, had obtained the required votes for passage.

Learn2 has been advised by E-Stamp that the merger was approved today by its stockholders.

ABOUT LEARN2.COM

Learn2.com is a leader in the creation and distribution of e-learning solutions for corporate, government, educational and individual clients. The Learn2.com suite of products includes hundreds of off-the-shelf courses that allow interactive multimedia and animated courseware to be accessed instantly on the Web. These courses are also delivered on CD-ROM and video. The Learn2.com Web site is home to an e-learning community that provides tips and step-by-step instructions on a broad spectrum of skills, activities and tasks, as well as immediately accessible multimedia tutorials. Corporations have access to the same high quality tutorials through Learn2University, which includes additional features such as reporting and administration. For more information, call 800 214-8000. Learn2.com is located at www.learn2.com and Learn2University is located at www.learn2university.com.

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LEARN2.COM / PAGE 2

FORWARD-LOOKING STATEMENTS
--------------------------

THIS NEWS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS, WHICH INVOLVE RISKS AND UNCERTAINTIES. ACCORDINGLY, NO ASSURANCE CAN BE GIVEN THAT THE ACTUAL EVENTS AND RESULTS WILL NOT BE MATERIALLY DIFFERENT THAN THE ANTICIPATED RESULTS DESCRIBED IN THE FORWARD-LOOKING STATEMENT. THERE ARE A NUMBER OF IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD-LOOKING STATEMENTS MADE BY THE COMPANY. THESE FACTORS INCLUDE THE COMPANY'S SUCCESS IN ITS BUSINESS AND OPERATIONS; THE ACTIVITIES OF NEW OR EXISTING COMPETITORS, THE ABILITY TO ATTRACT AND RETAIN EMPLOYEES AND STRATEGIC PARTNERS, THE ABILITY TO LEVERAGE INTANGIBLE ASSETS, THE ABILITY TO COMPLETE NEW PROJECTS AT PLANNED COSTS AND ON PLANNED SCHEDULES AND ADOPTION OF THE INTERNET AS A MEDIUM OF COMMERCE, COMMUNICATIONS AND LEARNING. INVESTORS ARE ALSO DIRECTED TO CONSIDER OTHER RISKS AND UNCERTAINTIES DISCUSSED IN DOCUMENTS FILED BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION.

THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS, WHICH MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

YOU MAY REGISTER TO RECEIVE LEARN2'S FUTURE PRESS RELEASES OR TO DOWNLOAD A COMPLETE DIGITAL INVESTOR KIT-TM- INCLUDING PRESS RELEASES, REGULATORY FILINGS AND CORPORATE MATERIALS BY CLICKING ON THE "DIGITAL INVESTOR KIT-TM-" ICON AT www.kcsa.com.